                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            Broderbund Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    11201410
                                    --------
                                 (CUSIP Number)


                      Neal S. Winneg, Esq., General Counsel
                           The Learning Company, Inc.
              One Athenaeum Street, Cambridge, Massachusetts 02142
                                 (617) 494-1200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  June 21, 1998
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. _

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 11201410                                            Page 2  of 7 Pages
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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Learning Company, Inc.          94-2562108
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) /  /

           N/A                                                    (b) /  /
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        00
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

        N/A                                                           /  /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
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                                        7      SOLE VOTING POWER

                                               N/A
                                     -------------------------------------------
                                        8      SHARED VOTING POWER

  NUMBER OF SHARES BENEFICIALLY                1,847,436
    OWNED BY EACH REPORTING          ------------------------------------------
         PERSON WITH                    9      SOLE DISPOSITIVE POWER

                                               N/A
                                     -------------------------------------------
                                       10      SHARED DISPOSITIVE POWER

                                               N/A
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,847,436
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /  /
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        8.8%
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14      TYPE OF REPORTING*

        CO
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CUSIP No. 11201410                                            Page 3  of 7 Pages
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Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by The Learning Company, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


Item 1.   Security and Issuer.
          --------------------

          This statement on Schedule 13D relates to the Common Stock of Broderbund Software, Inc., a Delaware corporation ("Broderbund" or
          "Issuer"). The principal executive offices of Broderbund are located at 500 Redwood Boulevard, Novato, California 94948-6121.

Item 2.   Identity and Background.
          ------------------------

          The name of the corporation filing this statement is The Learning
          Company, Inc. a Delaware corporation ("TLC"). TLC's principal business is the development and publishing of consumer software for personal computers, primarily educational and reference software. The address of the principal executive offices of TLC is One Athenaeum Street, Cambridge, Massachusetts 02142. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of TLC's directors and executive officers, as of the date hereof.

          Neither TLC nor, to TLC's best knowledge, any person named on Schedule
          A hereto is required to disclose legal proceedings pursuant to Items
          2(d) or 2(e).

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Pursuant to an Agreement and Plan of Merger dated June 21, 1998 (the
          "Merger Agreement") among TLC, TLC Merger Corp., a Delaware corporation and a wholly-owned subsidiary of TLC ("Merger Sub"), and Broderbund and, subject to the conditions set forth therein (including approval by stockholders of Broderbund and TLC), Merger Sub will merge with and into Broderbund and Broderbund will become a wholly-owned subsidiary of TLC (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger
          Sub will be merged into Broderbund with Broderbund remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of Broderbund Common Stock, other than shares owned by

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CUSIP No. 11201410                                            Page 4  of 7 Pages
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

          TLC, will be converted into the right to receive 0.8 of a share (the
          "Exchange Ratio") of TLC Common Stock, and each outstanding option to purchase Broderbund Common Stock under Broderbund's stock option plans
          (each a "Broderbund Common Stock Option") will be assumed by TLC (each an "Assumed Option") and will become an option to purchase that number of shares of TLC Common Stock as is equal (subject to rounding) to the number of shares of Broderbund Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange
          Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of Broderbund Common Stock at which such Broderbund Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.   Purpose of Transaction.
          -----------------------

          (a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of TLC, with and into Broderbund in a statutory merger pursuant to the Delaware General
          Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Broderbund will continue as the Surviving Corporation and as a wholly-owned subsidiary of TLC. Holders of outstanding Broderbund Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 0.8 shares of TLC Common Stock. TLC will assume the outstanding options issued under Broderbund stock option plans.

          As an inducement to TLC to enter into the Merger Agreement, Douglas G.
          Carlston, a stockholder of Broderbund, has executed a Voting
          Agreement, dated as of June 21, 1998, between TLC and Douglas G.
          Carlston (the "Voting Agreement"), and, by doing so, has irrevocably appointed TLC as his lawful attorney and proxy. Such proxy gives TLC the limited right to vote each of the 1,847,436 shares (including options vested or scheduled to vest within 60 days of the date of the Voting Agreement) of Broderbund Common Stock beneficially owned by
          Douglas G. Carlston in all matters related to the Merger. The shared voting power with Douglas G. Carlston relates to the same 1,847,436 shares of Issuer Common Stock (including options vested or scheduled to vest within 60 days of the date of the Voting Agreement) (the
          "Shares"). The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.


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CUSIP No. 11201410                                            Page 5  of 7 Pages
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

          In exercising its right to vote the Shares as lawful attorney and proxy of Douglas G. Carlston, TLC (or any nominee of TLC) will be limited, at every Broderbund stockholders meeting and every written consent in lieu of such meeting to vote the shares in favor of approval of the Merger and the Merger Agreement. Douglas G. Carlston may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

          (c) Not applicable.

          (d) It is anticipated that, upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f) Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of Broderbund, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article 4 of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of Common Stock, $.01 par value per share." Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until hereafter amended.

          (h)-(i) If the Merger is consummated as planned, the Broderbund Common
          Stock will be deregistered under the Act and delisted from The Nasdaq
          National Market.

          (j) Other than as described above, TLC currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although TLC reserves the right to develop such plans).


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CUSIP No. 11201410                                            Page 6  of 7 Pages
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

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) As a result of the Voting Agreement, TLC may be deemed to be the beneficial owner of at least 1,847,436 shares of Issuer Common
          Stock. Such Issuer Common Stock constitutes approximately 8.8% of the issued and outstanding shares of Issuer Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          Other than the Merger Agreement and the Voting Agreement, to the best knowledge of TLC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Douglas G. Carlston and between such person and any person with respect to any securities of Broderbund, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          The following documents are filed as exhibits:

          1. Agreement and Plan of Merger, dated as of June 21, 1998, by and among The Learning Company, Inc., TLC Merger Corp., and
               Broderbund Software, Inc.

          2.   Voting Agreement, dated as of June 21, 1998, by and among The
               Learning Company, Inc., and Douglas G. Carlston.


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CUSIP No. 11201410                                            Page 7  of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:   June 29, 1998

                                     THE LEARNING COMPANY, INC.

                                     By: /s/ Neal S. Winneg
                                         ----------------------------

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           THE LEARNING COMPANY, INC.



Name and Title                            Present Principal Occupation Including
-------------                             Name of Employer
                                          --------------------------------------

Michael J. Perik                          The Learning Company, Inc.
Chairman of the Board and                 One Athenaeum Street
Chief Executive Officer                   Cambridge, Massachusetts 02142

Kevin O'Leary                             The Learning Company, Inc.
President and Director                    One Athenaeum Street
                                          Cambridge, Massachusetts 02142

R. Scott Murray                           The Learning Company, Inc.
Executive Vice President and              One Athenaeum Street
Chief Financial Officer                   Cambridge, Massachusetts 02142

David E. Patrick                          The Learning Company, Inc.
Executive Vice President,                 One Athenaeum Street
Worldwide Sales                           Cambridge, Massachusetts 02142

Kathryn M. Quinby-Johnson                 The Learning Company, Inc.
Executive Vice President,                 One Athenaeum Street
Marketing                                 Cambridge, Massachusetts 02142

Anthony J. Bordon                         The Learning Company, Inc.
Senior Vice President,                    One Athenaeum Street
Retail Sales                              Cambridge, Massachusetts 02142

Gregory L. Bestick                        The Learning Company, Inc.
Executive Vice President,                 One Athenaeum Street
Product Development                       Cambridge, Massachusetts 02142



Neal S. Winneg                            The Learning Company, Inc.
Senior Vice President and                 One Athenaeum Street
General Counsel                           Cambridge, Massachusetts 02142

Lamar Alexander                           Campaign for a New American Century
Director                                  1922 West End Avenue
                                          Nashville, Tennessee 37203

Michael A. Bell                           Monitor Company
Director                                  25 First Street
                                          Cambridge, Massachusetts 02141

Anthony J. DiNovi                         Thomas H. Lee Company
Director                                  75 State Street
                                          Boston, Massachusetts 02109

Mark E. Nunnelly                          Bain Capital, Inc.
Director                                  Two Copley Place
                                          Boston, Massachusetts 02116

Carolynn Reid-Wallace                     3630 Jocelyn Street, N.W.
Director                                  Washington, DC 20015

Robert A. Rubinoff                        Inglewood Holdings, Inc.
Director                                  130 Bloor Street West, Suite 410
                                          Toronto, Ontario M5S 1N5
                                          Canada

Scott M. Sperling                         Thomas H. Lee Company
Director                                  75 State Street, Suite 2600
                                          Boston, Massachusetts 02109

Paul J. Zepf                              Centre Partners Management
Director                                  30 Rockefeller Plaza, Suite 5050
                                          New York, New York 10020